UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INHIBITEX, INC.

(Name of Subject Company (Issuer))

INTA ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

Senior Vice President, General

Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Assistant General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq.

Daniel Wolf, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

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☒	Third-party tender offer subject to Rule 14d-1.

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☐	Going-private transaction subject to Rule 13e-3.

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If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Lamberto Andreotti on Planned Acquisition of Inhibitex

Dear Colleague,

Today we announced our plan to acquire Inhibitex, Inc., a clinical-stage biopharmaceutical company in Alpharetta, Georgia, that develops innovative products to treat or prevent serious infections. Inhibitex’s primary focus has been on the development of a new class of anti-viral treatments called nucleotide or nucleoside analogs, for the treatment of hepatitis C virus (HCV), like its lead compound known as INX-189.

This acquisition is important because here at Bristol-Myers Squibb we have a long history of leadership in virology where we have strong capabilities on both the clinical as well as commercial fronts. We are deeply committed to developing regimens for the treatment of HCV with better cure rates, shorter duration of therapy and lower toxicity. We have been executing a multi-pronged approach to explore various treatment options both within our own pipeline and through collaborations with others in the industry.

There is significant unmet need in HCV, a market with considerable commercial potential. Nearly 175 million people are chronically infected with HCV globally, with about four million in the U.S., five to 10 million in Europe, and 60 million in Asia. Only about 20 percent of infected people are currently diagnosed, and treatment rates today are less than 10 percent. We believe that with the arrival of new regimens of shorter duration that deliver cure with better safety and tolerability, it is likely that the numbers of patients diagnosed and treated will increase significantly over time leading to a sustainable long-term market for HCV therapies globally.

Recent scientific advances have shown that an all-oral regimen for the treatment of HCV is possible, and that nucleotide NS5B inhibitors — like INX-189 — may have important attributes that will be useful in creating optimal all-oral regimens especially when combined with our NS5A inhibitor, daclatasvir. So, the addition of INX-189 is highly complementary to our own vibrant pipeline.

This transaction is a natural evolution of our strategy, a reiteration of our commitment to finding treatments for serious diseases with significant unmet medical need, and has the potential to support long-term growth for the company.

Thank you,

LA